Exhibit 99.5

Rules and Policies FORM 13-502F1 CLASS 1 REPORTING ISSUERS - PARTICIPATION FEE Reporting Issuer Name: _Keegan Resources Inc. End date of last completed fiscal year: March 31, 2010 Market value of listed or quoted securities: Total number of securities of a class or series outstanding as at the end of the issuer's last completed fiscal year 45047123(i) Simple average of the closing price of that class or series as of the last trading day of each month in the last completed fiscal year (See clauses 2.7(a)(ii)(A) and (B) of 4.71 (ii) the Rule) Market value of class or series(i) X (ii) = $ 212,209,487 (Repeat the above calculation for each other class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of States of America at the end of the last completed fiscal year)0 (B) Market value of other securities at end of the last completed fiscal year. (See paragraph 2.7(b) of the Rule) (Provide details of how value was determined) 0 (C) (Repeat for each other class or series of securities to which paragraph 2.7(b) of the 0 (D) Rule applies) Capitalization for the last completed fiscal year (Add market value of all classes and series of securities)(A) + (B) + (C) + (D ) = $212,209,487
Participation Fee (From Appendix A of the Rule, select the participation fee$7,850 beside the capitalization calculated above)
Late Fee, if applicable May 29, 2009 (As determined under section 2.5 of the Rule)0 (2009) 32 OSCB 4464